Exhibit 12.1

UNITIL CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2013	2012	2011	2010	2009
(000’s, except ratios)

Earnings:

Net Income, per Consolidated Statement of Earnings	$21,629	$18,196	$16,439	$9,616	$10,049

Federal and State Income Taxes included in Operations	12,652	10,976	10,025	4,464	5,220

Interest on Long-Term Debt	19,907	19,948	19,987	19,664	17,961

Amortization of Debt Discount Expense	302	324	340	307	233

Other Interest	1,737	2,003	1,760	2,015	2,474

Total	$56,227	$51,447	$48,551	$36,066	$35,937

Fixed Charges:

Interest of Long-Term Debt	$19,907	$19,948	$19,987	$19,664	$17,961

Amortization of Debt Discount Expense	302	324	340	307	233

Other Interest	1,737	2,003	1,760	2,015	2,474

Pre-tax Preferred Stock Dividend Requirements	22	165	211	194	208

Total	$21,968	$22,440	$22,298	$22,180	$20,876

Ratio of Earnings to Fixed Charges	2.56	2.29	2.18	1.63	1.72